Exhibit 99.140

DIGIHOST ANNOUNCES 215 BITCOINS MINED IN THE FIRST HALF OF 2021

Toronto, ON – July 6, 2021 – Digihost Technology Inc. (“Digihost” or the “Company”) (TSXV: DGHI; OTCQB: HSSHF) is pleased to announce that the Company has increased its mined Bitcoin (“BTC”) holdings during the month of June 2021 by 38.22 BTC, bringing the Company’s total BTC balance to 351.36. During the first six months of 2021, Digihost mined a total of 215.24 BTC, with 109.98 BTC mined during Q2 2021 and 105.26 BTC mined during Q1 2021.

During the second quarter, the Company also received BTC in consideration for the sale of older generation miners and used BTC to purchase Ethereum (“ETH”). At the end of June 2021, the Company held a balance of 351.36 BTC and 563.89 ETH.

Digihost is also pleased to report that the Company has continued to build on the momentum of the first quarter of 2021, and has achieved many more significant milestones during the second quarter of 2021 in its evolution as a top tier blockchain technology company, including:

●	filed its Form 40-F with the U.S. Securities and Exchange Commission, fulfilling a significant milestone for a listing on Nasdaq;
●	closed approximately $70 million in total equity financings during the first half of 2021;
●	acquired 9,900 BTC miners from Northern Data AG to increase Digihost’s hashrate by 925PH;
●	formed a strategic collaboration with Bit Digital USA, Inc. to increase the Company’s combined hashrates by 400PH;
●	announced industry leading green energy consumption with over 90% of the energy consumed by the Company originating from sources that create zero carbon emissions and more than 50% of the energy consumed by the Company generated from renewable sources;
●	announced the launch of the DigiGreen initiative to create sustainable, environmentally and economically sound in-house practices for BTC mining that will distinguish the Company as an industry leader in maintaining profitability, while lowering or eliminating its carbon footprint;
●	became a signatory to the Crypto Climate Accord, an initiative modeled on the Paris Climate Agreement, which aligns with the Company’s own DigiGreen initiative;
●	appointed a new Chief Renewable Energy Officer to oversee the management of the Company’s DigiGreen initiative;
●	diversified the Company’s business strategy to include ETH as part of its cryptocurrency holdings; and
●	engaged international audit firm Raymond Chabot Grant Thornton LLP, and appointed a new CFO.

Michel Amar, the Company’s CEO, stated: “We are extremely pleased to report the continued success achieved by Digihost during the second quarter of 2021. Having mined an additional 110 BTC during the second quarter, we have increased the balance of BTC and ETH held by the Company to a total 351.36 BTC and 563.89 ETH at the end of June, which is a testament to our efficient operations and highly skilled operations team. While there can be no guarantee of future market conditions, we are optimistic that our BTC output rate will increase considerably over the next several months as a result of the recent and significant reduction in mining difficulty rates, combined with the delivery and deployment of our recently acquired BTC miners. The significant milestones achieved during the second quarter of 2021 are an indication that as a company, we continue to explore every opportunity to expand our BTC mining operations through the acquisition of new miners, vertical integration, improved operational efficiencies, and ensuring that the Company is always in a position to attract the financial resources to achieve these goals.”

About Digihost Technology Inc.

Digihost Technology Inc. is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. The Company's mining facilities are located in Upstate New York, and are equipped with 78.7 MW of low-cost power with the option to expand to 102MW. The Company is currently hashing at a rate of 205 with potential to expand to a rate of 3EH upon the completion of the previously announced acquisition of a 60MW power plant.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that is based on expectations, estimates and projections as at the date of this news release. Forward-looking information in this news release includes information about listing on the Nasdaq, effectiveness of the Company’s Form 40-F, hashrate expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: risks relating to the Nasdaq listing process, risks relating to the effectiveness of the Company’s Form 40-F, continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.